U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
000-22750
NOTIFICATION OF LATE FILING

[X] Form 10-K

For the Annual Period Ended December 31, 2005

Part I Registrant Information

Full Name of Registrant: Royale Energy, Inc.

Address of Principal Executive Office (Street and Number)

7676 Hazard Center Drive
Suite 1500
San Diego, CA 92108

Part II Rules 12b-25(b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject Report on Form 10-QSB will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III Narrative

       The Report on Form 10-K for Royale Energy, Inc., (the Company) for the annual period ended December 31, 2006, is due to be filed on April 2, 2007. The Company needs additional time to complete its review of its financial statements, in order to file an accurate annual report. The Company expects that its Form 10-K will be filed before April 15, 2007.

Part IV Other Information

(1) Name and telephone number of person to contact in regard to this information.

Lee Polson	(512) 499-3600

       (2)       Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

       (3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

For the year ended December 31, 2006, Royale Energy expects to post a net loss from operations of approximately $2.8 million, compared to net income from operations of approximately $2.6 million in 2005. After interest and tax expense, the net loss for 2006 is expected to be about $3.3 million, compared to net income of $1.9 million in 2005. The main contributor to the 2006 loss was impairment of non-producing oil and gas properties in Texas as a result of unsuccessful drilling efforts. Total lease impairment costs were approximately $6.2 million in 2006, about 2/3 of which was associated with the unsuccessful Texas wells, compared to impairment costs of only $236,199 in 2005.

Signatures

Royale Energy, Inc. has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royale Energy, Inc.

Date: April 2, 2007	/s/ Stephen M. Hosmer
Stephen M. Hosmer, Executive Vice President and Chief Financial Officer